EXHIBIT 12.1

MIDAMERICAN ENERGY HOLDINGS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

	Six Months Ended June 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings Available for Fixed Charges:
Income from continuing operations	$554	$402	$916	$557	$538	$443	$397

Add (Deduct):
Income tax expense	260	213	407	245	265	270	111
Minority interest	13	10	20	9	6	6	6
Equity income	(12)	(10)	(44)	(53)	(17)	(38)	(40)
Add:
Fixed charges	664	549	1,203	927	950	975	827
Distributed income of equity investees	13	12	37	34	37	78	29
Deduct:
Capitalized interest - continuing operations	(2)	(2)	(4)	(5)	(11)	(8)	(5)
Capitalized interest - discontinued operations	—	—	—	—	—	—	(14)
	936	772	1,619	1,157	1,230	1,283	914
Total earnings available for fixed charges	$1,490	$1,174	$2,535	$1,714	$1,768	$1,726	$1,311

Fixed Charges:
Interest expense - continuing operations	$640	$530	$1,152	$891	$903	$761	$632
Interest expense - discontinued operations	—	—	—	—	13	11	14
Estimated interest portion of rental payments	18	13	39	26	24	22	20
Preferred dividends of subsidiaries - tax deductible	—	—	—	—	—	170	148
Preferred dividends of subsidiaries - nondeductible	6	6	12	10	10	11	13
Total fixed charges	$664	$549	$1,203	$927	$950	$975	$827

Ratio of earnings to fixed charges	2.2x	2.1x	2.1x	1.8x	1.9x	1.8x	1.6x